Leggett & Platt, Incorporated and Subsidiaries							Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of dollars)
	Three Months Ended		Twelve Months Ended
	March 31,		December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations including equity-method investment earnings (a)	$102.0	$76.8	$295.5	$237.6	$287.5	$234.4	$246.0
Add:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness (including amount capitalized)	11.1	10.5	42.3	45.2	44.0	38.8	38.1
Portion of rental expense under operating leases representative of an interest factor (b)	4.7	4.3	17.0	16.5	16.0	14.6	15.4
Amortization of capitalized interest	.3	.3	1.0	.9	.9	1.0	1.0
Less:
Equity-method investment (earnings) loss	(.2)	—	(.3)	(.5)	(.6)	(.4)	(.1)
Interest capitalized	(.1)	(.1)	(.5)	(.5)	(.6)	(.7)	(.4)
Total Earnings (c)	$117.8	$91.8	$355.0	$299.2	$347.2	$287.7	$300.0

Fixed Charges:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness	$11.0	$10.4	$41.8	$44.7	$43.4	$38.1	$37.7
Interest capitalized	.1	.1	.5	.5	.6	.7	.4
Portion of rental expense under operating leases representative of an interest factor (b)	4.7	4.3	17.0	16.5	16.0	14.6	15.4
Total Fixed Charges	$15.8	$14.8	$59.3	$61.7	$60.0	$53.4	$53.5

Ratio of Earnings to Fixed Charges	7.5	6.2	6.0	4.8	5.8	5.4	5.6

(a) 2010 - 2012 amounts have been retrospectively adjusted to reflect the reclassification of certain operations to discontinued operations.

(b) Estimated portion of rent expense representing interest.

(c) Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.